UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PetIQ, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

71639T106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71639T106

(1)	Names of reporting persons ECP Helios Partners IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 3,472,687 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”)
(7) Sole dispositive power
(8) Shared dispositive power 3,472,687 shares of Class A Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 3,472,687 shares of Class A Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 16.3%(1)
(12)	Type of reporting person (see instructions) PN

(1)

Calculation based on 21,308,788 shares of Class A Common Stock outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018. In addition, the Issuer had 6,857,876 shares of Class B common stock, par value $0.001 per share (the “Class B Common Stock” and together with the Class A common stock, the “Common Stock”)) outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018, which together with an equal number of common units of PetIQ Holdings, LLC (the “LLC Units”), can be exchanged for 6,857,876 shares of Class A Common Stock. The Reporting Person’s ownership represents 12.3% of the outstanding Common Stock.

CUSIP No. 71639T106

(1)	Names of reporting persons Eos Hyperion GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 3,472,687 shares of Class A Common Stock
(7) Sole dispositive power
(8) Shared dispositive power 3,472,687 shares of Class A Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 3,472,687 shares of Class A Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 16.3%(1)
(12)	Type of reporting person (see instructions) OO

(1)

Calculation based on 21,308,788 shares of Class A Common Stock outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018. In addition, the Issuer had 6,857,876 shares of Class B Common Stock outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018, which together with an equal number of LLC Units, can be exchanged for 6,857,876 shares of Class A Common Stock. The Reporting Person’s ownership represents 12.3% of the outstanding Common Stock.

CUSIP No. 71639T106

(1)	Names of reporting persons Eos Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 3,472,687 shares of Class A Common Stock
(7) Sole dispositive power
(8) Shared dispositive power 3,472,687 shares of Class A Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 3,472,687 shares of Class A Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 16.3%(1)
(12)	Type of reporting person (see instructions) PN

(1)

Calculation based on 21,308,788 shares of Class A Common Stock outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018. In addition, the Issuer had 6,857,876 shares of Class B Common Stock outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018, which together with an equal number of LLC Units, can be exchanged for 6,857,876 shares of Class A Common Stock. The Reporting Person’s ownership represents 12.3% of the outstanding Common Stock.

CUSIP No. 71639T106

(1)	Names of reporting persons Eos General, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 3,472,687 shares of Class A Common Stock
(7) Sole dispositive power
(8) Shared dispositive power 3,472,687 shares of Class A Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 3,472,687 shares of Class A Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 16.3%(1)
(12)	Type of reporting person (see instructions) OO

(1)

Calculation based on 21,308,788 shares of Class A Common Stock outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018. In addition, the Issuer had 6,857,876 shares of Class B Common Stock outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018, which together with an equal number of LLC Units, can be exchanged for 6,857,876 shares of Class A Common Stock. The Reporting Person’s ownership represents 12.3% of the outstanding Common Stock.

CUSIP No. 71639T106

(1)	Names of reporting persons Mark First
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 3,472,687 shares of Class A Common Stock
(7) Sole dispositive power
(8) Shared dispositive power 3,472,687 shares of Class A Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 3,472,687 shares of Class A Common Stock(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 16.3%(2)
(12)	Type of reporting person (see instructions) PN

(1)	Does not include 1,045 unvested restricted stock units previously granted to the Reporting Person for service on the Issuer’s Board of Directors.
(2)

Calculation based on 21,308,788 shares of Class A Common Stock outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018. In addition, the Issuer had 6,857,876 shares of Class B Common Stock outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018, which together with an equal number of LLC Units, can be exchanged for 6,857,876 shares of Class A Common Stock. The Reporting Person’s ownership represents 12.3% of the outstanding Common Stock.

SCHEDULE 13G	Page of

Item 1(a)	Name of issuer:

PetIQ, Inc. (the “Issuer”)

Item 1(b)	Address of issuer’s principal executive offices:

923 S. Bridgeway Pl.

Eagle, ID 83616

2(a) Name of person filing:

ECP Helios Partners IV, L.P.

Eos Hyperion GP, LLC

Eos Partners, L.P.

Eos General, L.L.C.

Mark First

2(b) Address or principal business office or, if none, residence:

437 Madison Ave, New York, NY 10022

2(c) Citizenship:

See Item 4 of each cover page.

2(d) Title of class of securities:

Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”).

2(e) CUSIP No.:

71639T106

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: The approximate percentages of shares of Class A Common Stock reported as beneficially owned by the Reporting Persons are based upon 21,308,788 shares of Class A Common Stock outstanding, as reported in the Issuer’s Form 10-Q dated November 14, 2018. In addition, the Issuer had 6,857,876 shares of Class B common stock, par value $0.001 per share (the “Class B Common Stock” and together with the Class A common stock, the “Common Stock”)) outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018, which together with an equal number of common units of PetIQ Holdings, LLC, can be exchanged for 6,857,876 shares of Class A Common Stock. Amounts shown as beneficially owned by ECP Helios Partners IV, L.P. (“ECP Helios IV”) include 2,922,844 shares of Class A Common Stock held by ECP Helios IV, and 549,843 shares of Class A Common Stock held by Eos Partners, L.P. (“EP”). Eos Hyperion GP, LLC is the general partner of ECP Helios IV. Eos General, L.L.C. is the general partner of EP. Because each of these funds is ultimately under common management that shares the power to direct the voting and disposition of the shares, each of these entities may be deemed to share beneficial ownership of the shares owned by the others. Each of these entities disclaims this beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the shares for purposes of Section 13 or for any other purpose, except to the extent of their pecuniary interest therein. Mark L. First is a director of the Issuer and a managing director of Eos Management, L.P. and its affiliates (“Eos”), which affiliates include ECP Helios IV and EP. As a result, Mr. First may be deemed to share beneficial ownership of the shares of Class A Common Stock owned by Eos. Mr. First disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. First is the beneficial owner of the shares for purposes of Section 13 or for any other purpose, except to the extent of his pecuniary interest therein.

SCHEDULE 13G	Page of

(b) Percent of class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

ECP HELIOS PARTNERS IV, L.P.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact*

EOS HYPERION GP, LLC

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact*

EOS PARTNERS, L.P.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact*

EOS GENERAL, L.L.C.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact*

MARK FIRST

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact*

*

Duly authorized under Power of Attorney, dated February 9, 2018, which is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by ECP Helios Partners IV, L.P. on February 14, 2018, accession number: 0001193125-18-045241.

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii), we the undersigned agree that the Schedule 13G, to which this Joint Filing Agreement is attached as Exhibit 1, is filed on behalf of each of us.

Dated: February 13, 2019

ECP HELIOS PARTNERS IV, L.P.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact*

EOS HYPERION GP, LLC

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact*

EOS PARTNERS, L.P.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact*

EOS GENERAL, L.L.C.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact*

MARK FIRST

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact*

*

Duly authorized under Power of Attorney, dated February 9, 2018, which is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by ECP Helios Partners IV, L.P. on February 14, 2018, accession number: 0001193125-18-045241.